 Exhibit 99.5

Earnings Call 1

earnings call 1

Q2 FY 2015 RESULTS

October 10, 2014

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Mohit Joshi

Head – Financial Services

Sandeep Dadlani

Head - Retail, CPG and Logistics

Ravi Kumar S.

Head - Insurance, Cards, and Payments

ANALYSTS

Ankur Rudra

CLSA

Anantha Narayan

Credit Suisse

Viju George

JP Morgan

Edward Caso

Wells Fargo

Mitali Ghosh

Bank of America

Diviya Nagarajan

UBS

Pankaj Kapoor

Standard Chartered

Nitin Mohta

Macquarie

Surendra Goyal

Citigroup

Yogesh Agarwal

HSBC

Sandeep Shah

CIMB

Moderator

Ladies and Gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo. Thank you. And over to you.

Sandeep Mahindroo

Thanks Inba. Hello, everyone. This is Sandeep from the Investor Relations team in Bangalore. At the outset, let me apologize for the late start since the closure of the previous event got delayed.

Welcome to the Infosys call to discuss future strategic roadmap along with the Q2 ’15 Earnings Release. Joining us today on this call is CEO and MD – Dr. Vishal Sikka; COO – Pravin Rao; CFO – Rajiv Bansal, along with other members of the senior management team. We will start the call with some remarks on the strategy of the company by Dr. Sikka, followed by comments on the performance of the company. Subsequently we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to Dr. Vishal Sikka.

Dr. Vishal Sikka

Thank you Sandeep. Good Day, everyone, and apologies for the late start.

Before we get into the results of this quarter, I would like to take a few minutes to give you my perspective on the road ahead for Infosys. Today is my first quarterly results day. I started my journey as the CEO of Infosys about 70 days ago and each day has been a tremendous experience. Simultaneously, exhilarating and humbling but also challenging and yet a familiar one. Infosys is an iconic company. Our company has been instrumental in putting India on the technology map, pioneering the Global Delivery Model, which transform the industry and being the engine that trained the top talent in the industry and all of this, while maintaining the utmost standards of honesty and integrity which others have measured themselves by. So as we look at ahead to the next 33 years of Infosys, we not only aspire to achieve consistent profitable growth as Murthy used to say, but indeed to get back to being the bellwether company for our industry, leading it in both growth and profitability. And we want to do that on the basis of innovation, on the basis of technology, especially Automation and Artificial Intelligence (AI) technologies, and on the basis of amazing people who are amplified by technology, by knowledge, by imagination and by their conviction and by the community and the ecosystem around them from Infosys. We believe that this will result in a much higher productivity and a deeper relevance of each individual, to the businesses they serve. We believe that this is a human revolution.

We want to bring about this revolution on a foundation of learning and on the basis of excellence with the most modern technologies like the latest platforms and architectures and the most advanced capabilities in AI, in Automation, in Machine Learning and other areas. We have already started down this path over the last 70 days.

I want to make a brief mention of Automation. Artificial Intelligence as a domain is not very well understood. It is often associated with precipitating or accelerating the irrelevance of humanity. Having studied AI at Stanford and Syracuse and other places at the feet of the pioneers of this domain, I see the world fundamentally differently. This pessimistic description is not correct. Technology has always been about the amplification of the human being, about augmenting them with new capabilities, not about making them irrelevant. This goes back to centuries when the industrial revolution started and even before this. AI and Automation are no exception. I see Artificial Intelligence technology, Automation technology helping achieve a dramatic improvement in the productivity of our people, in their ability to offer new value, new capabilities. We see an opportunity to launch human revolution, where we are able to achieve much higher productivity levels to bring much more innovation, where we are able to, to paraphrase Prof. Mashelkar “Do more with less for more.” I refer to this as the next generation of services. And we are building Infosys into such a next-generation services company.

Over the last 70 days, I have interacted with dozens of partners, hundreds of clients and tens of thousands of employees. It is very clear that the world around us is being profoundly reshaped by software. As a result of this reshaping and to best serve this transformation, to best evolve their business, we see every business in the world in every industry following a dual strategy. On the one hand, renew their existing systems and landscapes and businesses and on the other hand, enter into new business areas, new business models and build new solutions and landscapes to serve those. This duality also applies to us equally. We at Infosys are striving to bring this dual opportunity to life within the underlying fabric of our culture, our education, our learning.

When we think about renew and renewing the landscapes, we believe that everyone in every business and every industry, needs to renew and rethink their existing systems and processes and for Infosys this means the renewal of our existing business lines. BPO, for example, can see a tremendous improvement in productivity and a tremendous increase in value due to an embrace of Artificial Intelligence and Automation technologies, due to a focus on process innovation and process improvement. Consulting can move much more and renew itself towards much deeper business process expertise and understanding, towards transcending individual applications, towards achieving much higher value rates by being consultants in the business strategies and the business systems, as well as augmenting the consulting capabilities with helping clients achieve their destinies in new areas, in new frontiers, using techniques like design thinking. We believe that for example the IMS service where we do Infrastructure Management for clients, can be dramatically improved with Automation; same with Verification Services, Packaged Applications, Engineering Services, etc. We believe that everyone needs to enable these systems and instrument them for Cloud, Mobility, Analytics, sensor, re-platform them for the elastic efficiency of cloud. For Infosys this means we must achieve IP excellence with our own products like Finacle and our Edgeverve products as well as investment and development in platforms and tools. We believe that every business needs to increase operational efficiency and productivity. For Infosys, this means that investment in automation, in innovation, in operational efficiency in all walks of our company.

On the new dimension, I believe that everyone needs to find software-driven ways of connecting their entire ecosystem and value chains, to create new ways of engaging with and understanding customers, to find new areas of growth and new business models to serve them. And for Infosys this means embarking on building our information platform on achieving new openness and new partnerships, as well as to elevate our client conversations and to help them find and execute against their future needs and their future paradigms. Everyone needs to explore new markets and new business models. And at Infosys we need to offer new services like design thinking and co-creation and enter into strategic partnerships where we can fill the gaps in our value chains. All of this has to be done including for us, on a foundation of culture, engagement, and purpose. And at Infosys, we will double down on learning and education for all of us for life.

Let us drill down into this in a little bit more detail taking a service line view. In Consulting Services, we will leverage the glue of our platforms, our integrated services and a deep business expertise to help bring the best end-to-end solutions for our clients, and we will apply the power of design thinking to define future systems and solutions for our clients.

In Business Process Management and Business Process Outsourcing, we will invest in the advanced application of automation and AI and accelerate our clients move to best practices as they are most trusted and reliable partner in process innovation and process efficiency.

In Product Engineering which is one of the most exciting areas that we have in Infosys, we will bring our unique and complementary competencies in the mechanical and electronic domain and seek to release the massive value at the intersection of the physical and digital world. We will focus on capabilities and applications like predictive maintenance, using techniques like machine learning and intelligent adaptive behavior across industry verticals, as well as in certain industries that are completely being transformed by software like manufacturing.

In Application Development, our desire, our aspiration is to rethink the development experience of developers. We have tens of thousands of developers to build applications and to increase developer productivity dramatically. We are working on the Infosys development platform that will consolidate and integrate the experience of authoring systems built around rapid, agile, methodologies; built around design thinking and bringing AI capabilities and automation into the development and authoring experience itself, which to a large degree has not changed over the last several decades. So we believe there is a tremendous opportunity to achieve an improvement there not only for us but also for the industry.

In Application Management and Testing, we will invest in areas like automated source code analysis, upgrades, automated regression testing, dependency analysis and things like that which can dramatically improve the efficiency as well as value delivery of testing complex software systems.

In Infrastructure Management, we are adopting an open plus preferred approach with reference architectures that can simplify the complex landscapes of our clients. We have already embarked on partnerships with key infrastructure players and tooling companies that will help us do this and we are embracing Artificial Intelligence and automation for infrastructure management in a very deep and fundamental way to dramatically improve the efficiency of our ability to do Infrastructure Management.

We are building the best-in-class banking platform with Finacle. We have a great installed base, of almost 180 banks and close to half a billion end users that we serve. Our focus will be to enhance the end user experience of the product, to create an ecosystem of extensions in key areas like Analytics, Mobile Banking, Digital Commerce and others, as well to embrace latest techniques in software development, in implementation, in improving the experience of implementing the systems and radically improve our efficiency with Finacle. We are very excited about this as we are with our Edge suite of products. We are seeing rapid traction with the Edge suite of products in major companies around the world. This will continue to be an extremely important offering from Infosys and we aspire to grow this business significantly in the coming years.

With Big Data and Analytics, with Machine Learning and Data Science, we are proposing an Infosys information platform and enterprise grade Big Data platform that combines Open Source software with Infosys and partner tools. We want this to cost our clients a fraction of previous generation of Big Data and Analytical platforms.

Infosys can enable start-ups to attain great engineering speed, scale and global reach by helping them amplify and accelerate their development at the right moment. This together with joint go-to-market where we can help bring start-ups to our clients and strategic venture investment from our $100 mn venture fund, will help bring Infosys into close collaboration with today’s start-ups which will be great companies of the future.

To support all these service line innovation, we will need to renew and rethink the existing systems and processes that we have in the company for sales and marketing, for people and talent, our IT systems, our operations and our administration. We are working to focus our people agenda on the employee experience. But also on trust through empowerment and accountability, on great employability and life-long learning. We are working to create a transparent and a meritocracy-based culture that empowers every single employee to do their best for our clients with an unwavering commitment to our values. We are working to lead next-generation capabilities and engaging our work force to have continuous and ongoing and rich massive dialogues with more than 160,000 Infoscions around the world using technology, using crowd sourcing, using modern communication and collaboration capabilities. We will offer a unique combination of career mobility, learning and great technological challenge and inspiration to retain our top talent and we will renew our workforce through diversity and by a key focus on minimizing our work force distance to customer value. Often in large organizations, tiers of management emerge which are far removed from the ground realities of customer value. We are working to minimize this and we will embark on an active inorganic strategy, not to achieve growth but to focus on acquiring core capabilities, such as automation technologies, or Artificial Intelligence technologies, such as collaboration capabilities, to expand in under penetrated areas, to expand and complement and amplify our skills in key strategic areas for the future, as well as in under penetrated by high growth markets and key geographies.

In doing all of this we believe that we will greatly improve our competitiveness in the market especially to win large transformation projects, expand our relationships with each of our clients and deepen this and achieve disproportionate growth in emerging markets. We believe that we will better position ourselves to lead our clients into their future with relevant innovation in offerings Cloud, Mobility, Sensors and next generation intelligent adaptive applications in great new areas of growth. We believe that we will increase operational excellence so that we are able to confidently invest for growth. By creating a culture of innovation of trust and empowerment among employees, we will aim to attract and retain the best global talent in the industry. We have started making investments into these, and we are already seeing some early signs of success. We have been working on expanding our collaboration with universities. We recently established programs with Stanford, with the Institute for Computational and Mathematical Engineering which is the premier data science institute in the world, as well as with the Design School, and with East China Normal University and other universities in China and other countries in Asia, as well as in Europe, where we recently expanded our partnership with the technical university of Berlin.

As I mentioned earlier, alliances are a key focus for us going forward. We have recently announced alliances with Microsoft, with Hitachi, with Huwaei, as well as expanding our partnerships with Oracle and with SAP. We are engaging with startups in a massive way. We launched a great new initiative as a harbinger of things to come for engaging with employees called murmuration and we have already seen the First Proof of Concept project for our Infosys Information Platform for Big Data and Analytics with some key clients.

In closing, we believe that a company that follows such a path will be a next generation services company. We will once again define what it means to be a leading IT services company, one that is based on a foundation of intellect and on values. We are aspiring and striving to build Infosys into such a next generation services company. We, myself, our leadership team, our Board, and the entire employee population of Infosys are committed 100% to these goals and we look forward to the rest of this journey. In the coming quarters, I hope to share with you more detailed plans of our execution on these strategies, their expected outcomes and the financial implications of these decisions.

Let me now talk to you about the business highlights for the second quarter of this year. Beyond the strategy that I have outlined, we continue to maintain a steadfast focus on the present business. We had a very good quarter, our revenue in Indian rupee terms grew by a healthy 4.5% quarter-over-quarter. Our US dollar revenue grew 3.1% in reported terms, and in constant currency terms it grew by 3.9%.

Our growth was quite broad based across industry verticals, across geographies and across service offerings. Our services business grew by 3.6% in reported currency and by 4.4% in constant currency. Our Finacle business did not have such a great quarter and posted a 5.4% decline in quarter-on-quarter revenue. We just announced a leadership change for this unit and we will be executing plans on several dimensions to return this business to growth and success as I outlined earlier.

Volume growth for this quarter was 3.0%. Per capita revenue growth for IT services was 0.6% in reported terms and 1.3% in constant currency terms. Our operating margins for this quarter went up by 100 basis points to 26.1% and this is despite several one-time charges that Rajiv will articulate later. This is very good because it allows us to better plan our investments for growth. Earnings per share for the quarter was Rs 54.19 and in US dollar terms it was 89 cents which is a quarter-on-quarter increase of 7.3% and 6% respectively. We added 49 new clients during the quarter. Gross employee addition was over 14,000. We have taken several initiatives over the last few months to address some of the attrition issues that we have had and these are beginning to yield positive results, with attrition declining month-on-month during the quarter. This continues to be an important area of attention for us. Our quarterly performance has enabled us to pay our employees on an average 100% of their bonus for Q2.

As mentioned earlier winning large annuity engagements continues to be an important part of our strategy. During the quarter, we signed 7 large deals with a total contract value of approximately $600 mn. 5 deals were in the Americas, 1 in Europe, and 1 in the rest of the world. 2 are in Financial Services and 1 each in retail, Manufacturing, telecom, life sciences, and energy and utilities. The overall deal pipeline and decision cycles have remained steady over the last quarter.

Pricing also remains stable in most areas. Some commodity areas are seeing a downward pressure whereas other innovative areas have opportunities for us to deliver and achieve even greater value.

Our Products and Platforms business which was established as Edgeverve Systems, a wholly owned subsidiary of Infosys in the last quarter is seeing increased momentum with prospects and clients. We see great opportunities for EdgeVerve as I articulated earlier in my strategy outlook.

We have maintained our revenue guidance for financial year 2015, 7% to 9%, despite significant cross currency movements during the year.

With that it is my great pleasure to hand over to my colleague, friend and our Chief Operating Officer, Pravin.

Pravin Rao

Thanks Vishal, let me talk about the highlights in various business segments.

In financial services we had a constant currency growth of 2.5% quarter-on-quarter for the services part. Budgetary challenges remain in this sector with many banks looking at cutting spends both on run-the-business and change the business programs. Apart from focus on efficiency improvements we are also seeing spend on risk and compliance, client facing initiatives and digital. Decision cycles are slightly faster compared to 12 months back.

In Insurance, digital and big data are gaining prominence along with analytics. New demand and deal pipeline in this sector is good. In Cards and Payment, digital and technology modernization are the top two trends. There is a lot of focus on security given the recent spate of breaches.

Retail and CPG continues to see challenges due to postponement of large initiatives. While pipeline is healthy, there are delays in ramp ups of programs won earlier. Retailers are extensively focused on digital commerce while CPG companies are focused on cost reduction and brand building.

In Manufacturing, there is an increase in spend in high tech led by ISVs, Telco OEMs and devices and equipment. Spend in the industrial manufacturing is also increasing while auto is flat and aerospace is experiencing a reduction in spend. Growth in this sector is being largely driven by Americas in both discretionary and nondiscretionary space. We are seeing spend in areas like ERP, customer experience and analytics. We do expect to see growth to be impacted in quarter 3 due to holidays in the US.

In telecom the industry trends remains similar to last quarter with decline in top line in both wire line and wireless, squeezing spend and consolidation in this sector. Client focus is on customer experience improvement, churn reduction, and operational efficiency. While we saw another strong quarter of growth in quarter 2 we do expect some challenges in the upcoming quarters as mentioned earlier. In energy, while super majors are focusing on improved operational efficiencies, oil field services clients are witnessing increased activity in the international market. Even though ERP has been a big market in the sector, we see increased infra deals. Clients are looking for efficiency improvement, application rationalization, and better business intelligence. Decision cycle remains stable.

In Life Sciences we are seeing state of mergers and acquisitions and divestment activities due to which the decision making is slow. Additionally, patent cliff is leading to cost reduction by the clients. There is increase in activity in ERP transformation and digital managed services, SaaS based solutions and compliance. Deal pipeline assume some improvement though decision cycle remains similar to last quarter.

In growth markets, there is a demand for utility-based pricing and as-a-service model. There is an increase in combined IT-BPO deals and cloud infrastructure deals. Deal pipeline and decision cycle remains steady.

In BPO, client conversations are more around transformation of the business processes with clients looking up to service providers to take end-to-end ownership of their processes. Though cost continues to drive outsourcing, discussions around value and domain expertise are becoming predominant.

Finacle growth was impacted during the quarter since closure of some of the large deals got pushed out from quarter 2. Market for Finacle continues to remain soft due to its discretionary orientation and client preference being towards step changes rather than large transformations.

In Cloud and Infrastructure services, demand is high and that option of public cloud is on the rise. Our strategy to help simplify and industrialize client operations and helping them evolve to large digital and cutting-edge technologies is a clear differentiator. We have been rated as a ‘Challenger’ in the Gartner rating for the 2014 North America Data Center Outsourcing which is a significant improvement from our position in 2012.

With regards to Digital, we have seen strong growth in quarter 2 in Americas led largely by Retail, CPG, Logistics, and Manufacturing verticals. Digital is on top of our agenda for most clients thereby leading to strong demand. Though digital fits into discretionary budgets, decision making is reasonably quick. Our quarter-on-quarter deal pipeline has increased significantly.

I will now hand over to Rajiv to talk about financial highlights.

Rajiv Bansal

Good morning everyone. Thank you Pravin.

Let me take you through the financial highlights. Our revenues for the quarter was at Rs.13,342 cr which is a sequential growth of 4.5% in rupee terms. In dollar terms, our revenues were at $2.201 bn as against $2.133 bn which is a sequential growth of 3.1%. During the quarter major global currencies depreciated against the US dollar. For example Euro depreciated against the US dollar by 3.8%, Australian dollar depreciated by 1.7%, and GBP by 1.5%. This has impacted our reported growth by approximately $16 mn during the quarter. Therefore our revenue growth in constant currency is at 3.9% during the quarter.

It is important to note that the revenue growth for IT Services alone is at 3.6% in reported terms and 4.4% in constant currency terms. As Vishal mentioned, Finacle has been underperforming for the last couple of quarters, something that we are aware of and are working on to correct. BPO had a marginal growth in the quarter, it grew by 0.7%. The softer growth in BPO was cyclical and we expect it to recover in the coming quarters.

On the margin front, rupee has depreciated by 1.3% against the US dollar during the quarter which had a positive impact of 0.3% on the operating margins. Our gross margins were healthy at 38.5% as against 37% last quarter. The operating margins for the quarter went up by 100 basis points to 26.1%. The net margins were at 23.2% as compared to 22.6% last quarter. The increase in operating margin was primarily driven by increase of 2.2% in utilization which went up up from 80.1% last quarter to 82.3% in the current quarter, an improvement in the onsite mix from 29.2% in the previous quarter to 28.7% in the current quarter and because of the rupee depreciation that I spoke about earlier. The expansion in the margin is after making significant investments in the business during the quarter. We have promoted around 12,000 people during the quarter, the highest that we have done in any single quarter in the history. We will be paying 100% bonus to our employees during the quarter and this is after making increased investment in customer delivery, education and training and in sales.

We have also contributed Rs.77 Cr during the quarter to Infosys Foundation for CSR leaded activities. With that, our contribution to Infosys Foundation for the year is at Rs. 125 cr. Other income for the quarter was at Rs. 877 Cr which included a forex scale of about Rs. 148 Cr, yield on other income is at 9.34% in the quarter. We have outstanding hedges of $1.027 bn as of September 30th, 2014.

Our affective tax rate for the quarter is at 29%. We saw good collections during the quarter as a result of which the DSO for the quarter dropped to 63 days as compared to 66 days last quarter.

The Board had declared interim dividend of Rs.30 per share, the Board has also recommended bonus issue of 1:1 for the equity shares and 1:1 stock dividend for ADS to increase liquidity of its share and expand the retail shareholder base.

Let me briefly touch upon the outlook for FY15. The guidance for the year has been maintained at 7% to 9%. In the last few months, the currency markets have been extremely volatile. Most of the major currencies have depreciated against the dollar. The Euro has depreciated by 8.8% against US dollar between March and September, the Australian dollar has depreciated by 5.7%, and Swiss Francs by 7.9% during the same period. In rupee terms, our original guidance was 5.6% to 7.6% which has now been revised to 6.7% to 8.7%.

We have seen an expansion in margins during the quarter on account of strong operational performance. Historically, Q3 and Q4 are soft quarters for us. We continue to make substantial investment in our business to accelerate and sustain our growth. We expect the operating margins to continue to be around 25%, (+/-1%). However, the same may vary quarter-on-quarter depending on our investment requirements.

With that I will throw the floor open for questions.

Moderator

Thank you very much sir. Ladies and Gentlemen we will now begin the question and answer session. Our first question is from Ankur Rudra of CLSA. Please go ahead.

Ankur Rudra

Hi, thanks for taking my question and Vishal welcome to Infosys and congratulations on a great beginning here. The first question is to you. Could you help us understand you highlighted that you will be focusing on several next generation services and you defined a set of new services and old services that you would renew. Can you categorize which are the services which will be next generation, services which is considered old which has to changed, A. And B) will there be any further org structure changes to Infosys? Thanks.

Vishal Sikka

Thanks. Every service that we offer today will be renewed on the basis of innovation, on the basis of automation and improvements in process efficiency and so forth. So as such, there is no old or new service, it is simply an old way or a new way of doing the same services. But in addition to renewing every service that we have today on the basis of innovation and automation, Artificial Intelligence as well as operational excellence, we believe that there is an additional need for new kinds of things such as the new kinds of platforms for big data analytics, machine learning and so forth; such as new kinds of intelligent and adaptive applications which are based on Artificial Intelligence and so forth; such as new services where we offer new capabilities like design thinking to help clients find the next generation systems to build for the new areas that they are entering into. So it is not so much about which service is old and which one is new, it is about renewing every service that we have presently and augmenting those with new kinds of services and capabilities that we offer.

With regard to the second question that you had on the management team, this has been my first quarter working with our management team. It has been an incredibly exciting experience. We have a great dynamic, young, excited, passionate management team which I am really proud of. It has been great to work with them and you can see the results. Despite the fact that it is so early and almost all of the changes that I have talked about will take time to take shape but you can already see in the passion and in the motivation of the team that there is a lot of excitement here. We are very excited about that. Obviously we will make changes as necessary but at this time I don’t see any reason or I don’t see any changes forthcoming in our management team.

Ankur Rudra

Thanks. If I can squeeze in one quick question for Pravin. Pravin you mentioned a few challenges in Financial Services and Retail. Given that these verticals may probably are seeing a spurt in spending around digital or new areas can you highlight what are the reasons for weakness in the industry? And that is my last question. Thank you.

Pravin Rao

Yes, Mohit and Sandeep are here. I will request first Mohit to talk about financial figures and then Sandeep to talk about Retail.

Mohit Joshi

From a Financial Services perspective we have seen a growth of about 2.5%. Obviously there are different paradigms in different markets. We have grown faster in Europe. I think for the rest of the year we hope to see a level of growth.

Sandeep Dadlani

This is Sandeep. On Retail and CPG, we found this quarter several retailers had huge security breaches. They had negative same store sales and some record store closings as well. CPG companies saw cost inflation really eating into their bottom-line while their top-line continued to struggle. So we saw postponements of some programs. However, the innovation conversations with all of these companies is very active and very pronounced. As we see these postponements get caught up and these innovation conversation amplifying themselves in future quarters, we remain optimistic that this will be a one-time event.

Pravin Rao

I will also request Ravi who heads our Insurance practice to give some color as well.

Ravi Kumar S.

In Insurance we have had a great quarter. I see the forecast for the rest of the year looking good in terms of pipeline and opportunities on large pursuits. A good number of refresh cycles happening on outsourcing deals as well as transformational deals in digital and big data.

Moderator

Thank you. Our next question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

Thank you. Good afternoon, and congratulations on a good quarter. I had a couple of question for Vishal. First you spoke extensively about some of these areas that you focused in terms of innovation and technology. So is it possible to give us a broad range of the investments that would be required over the next few years in dollar terms? And also related to that what in your view is a sustainable margin level for the industry from a three to five year perspective? That was one question and the second is do you have any internal targets on when Infosys can get back to growth level that are in line with what some of your top peers are achieving.

Vishal Sikka

I think it is too early to give a more precise guidance on where and how much the investment will come. Suffice to say that we will be investing and we are already starting to invest more in some of these key areas that I talked about, especially around education. We will do some inorganic acquisitions and so forth but not form a perspective of growth. We believe that long term growth has to come from a renovation of our workforce, a great education of our workforce in new areas of reskilling and so forth. So we are investing heavily in that. We are also starting to invest in areas around some of these - Infosys Information Platform for Big Data. So you will see us make investments in these areas and as we outline the operational level details and the business plan around the strategy that I have outlined to you today over the next one to two quarters, you will see us also starting to make more precise statements about investments and so forth in this direction. Rajiv do you want to add something?

Rajiv Bansal

I think that’s true. Once we have our vision and strategy in place we need to detail it out in terms of detailed business plans, the financial models and the investments which are required and only then we will be able to probably articulate in more detail about what these numbers would look like in long-term and medium-term.

Anantha Narayan

Vishal if you could just comment on your views on longer term sustainable margin levels for the industry and also what is your target to get back to growth rates in line with top peers?

Vishal Sikka

I think it is too early to forecast that. I believe that a next generation services companies based on the strategies that I have articulated should be able to get into 15-18% growth in the long-term and let us say 25-28% margins. I see no reason why over a long-term we could not achieve such numbers. But it is again too early to tell that and we have not yet had an opportunity to articulate this strategy in more precise terms operationally and we will do that. You should expect that in the April timeframe.

Anantha Narayan

Thank you and good luck.

Moderator

Thank you. Our next question is from Viju George of JP Morgan. Please go ahead.

Viju George

Thank you for taking my question. Dr. Sikka welcome to Infosys. We hope to see great things from you. One of the things that seems refreshing as you are talking about beginning the new to the old and not so much seeing the old and new as very distinct entities. You have talked about Artificial Intelligence and Automation as an overriding theme but given that the large majority of Infosys employees are not necessarily computer scientist or computer science graduates or electronics and communication graduates but increasingly from civil, mechanical, etc. Do you sense that the large scale reskilling is possible?

Vishal Sikka

Yes, absolutely Viju. I think that the focus that Infosys has on education, on learning, on what Mr. Murthy used to call Learnability will help us get there. The specific areas that we choose in our education do help us get a jump start on where we go in life but it is not one of those things that prevents us from doing new kind of things in life. We believe that we can reinvent ourselves. It is not civil engineers, mechanical engineers, people with mathematics, physics backgrounds can for sure learn Artificial Intelligence and computing deeper mathematical areas and so forth. One of the reasons that I feel confidence in our ability to execute on the strategy that I have outlined is our educational infrastructure and our focus on education. On my first night as CEO I was in our incredible facility in Mysore. There is nothing like that that I have seen anywhere else in the world. And I asked our head of education, Binod, “How long would it take us to put together a class for something completely new?” He looked at this example that he had just done where a new kind of no-sequal database technology and he said that “it takes between eight weeks to three months to put together such a class.” So to me the fact that we can take a new kind of a database technology that we have absolutely no idea about, put together a world class training program for that in two to three months and then train 16,000 people in parallel through that, is an incredible capability and incredible advantage. That at its heart is what gives me the confidence that we will be able to execute on the road that I have laid out.

Viju George

I have one more question. The industry is also going towards vertical focus and it has been around for a bit now but now that you are increasingly emphasizing Artificial Intelligence and automation, how important do you think the industry input or the domain knowledge would be in the delivery of digital in the various verticals and isn’t that going to be also equally relevant going forward?

Vishal Sikka

You are absolutely right Viju. That is an incredibly important part of being able to achieve and offer value of a solution to a client - deep understanding of the domain of an industry, how it works, what are its priorities, what are its dynamics is extremely important, in addition to the technology that helps become an enabler for that. Design thinking teaches us that great solutions have desirability which is a deep understanding of the end-user and what they do and how to appeal to the people feasibility which is the technology, the capabilities, the architecture and that’s where the AI and these kinds of techniques come in. and viability which is the economics and the value that we deliver. So a combination of all of these three things is necessary. So I would even go further and say that in addition to the technology and the capabilities and the deep domain expertise, you also need to ensure that there is a new kind of value that is being offered with the right economics, the right time to value and the right processes to deliver that value. So those three capabilities need to go hand-in-hand.

Viju George

And just to reconfirm, you are not envisaging any large scale changes in senior management or org structure as of now?

Vishal Sikka

Correct.

Viju George

Thank you and all the best.

Moderator

Thank you. Our next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Hi, thank you for taking my question and welcome. I had a question around the sales organization and the sales approach especially given you are refocusing or sort of enhancing of the offerings which we will have. Do you see a need for some meaningful changes on that front?

Vishal Sikka

Thanks Ed. By the way I hope you are not in New York. It’s probably the middle of the night there. In fact our sales team is actively engaged in embracing these ideas and also renewing their own capabilities through both reskilling and retraining as well as our sales leaders are bringing in new talent as the need to be able to better serve these capabilities. We have already done design thinking training sessions with dozens of our sales leaders and we will continue to do and invest in areas like that. But simple answer to your question is yes.

Edward Caso

And I guess my other question is on geographically it sounds like your management team will be more spread out. How is that working initially and do you sense any need to may be reposition some of your management team?

Vishal Sikka

I think that a diverse, distributed, global management team is simply a reflection of the nature of our business and the nature of business itself in the world that we are entering into. If you look at the Global Delivery Model which was the pioneering thing that Mr. Murthy and our founders had put together, it transformed the industry by being able to offer value from multiple locations at the same time. We have delivery teams of course based in India in multiple Delivery Centers but also in other locations like China and Philippines and in Europe and so forth. We increasingly see that this idea of this onshore-offshore will become less and less fundamental to the work that we do and will be replaced more and more by a deep embrace of collaboration, of real-time communication, of shared experiences using tooling, using communication technologies and we will also invest in those areas. We are working with our partner Cisco in these areas for example – helping rethinking and evolve our delivery processes and so forth. We believe that great innovation has to be made there and that also has applies to getting use to bring able to work with teams that are in multiple time zone and distributed. Anyway our sales leaders whenever I talk to them they are out there on a flight somewhere and continuously working and it’s a 24x7 world that we live in. It just happens to be across 24 different time zones.

Edward Caso

Thank you and welcome.

Vishal Sikka

Thanks Ed.

Moderator

Thank you. Our next question is from Mitali Ghosh of Bank of America. Please go ahead.

Mitali Ghosh

Thanks and congratulations on the encouraging results and to CEO Sikka and his team on generating palpable positive energy in the company. My questions is to Vishal. It was good to hear that you have met over 100 customers since joining and as you would be aware, there is an impression in the market that some of your peers have done a better job of staying closer to and growing customers and winning new ones in the last couple of years. What part of this do you attribute to Infosys offerings and what part to the sales and client relationship management process and if you could elaborate on your strategy with respect to each especially with respect to steps to incentivize sales and your own plans to build CEO connect?

Vishal Sikka

I don’t think I have a sense of what the break down between these categories is Mitali. Both of those capabilities that you talked about contribute towards achieving value. I believe in my experience CEO connect or connect to the CXOs or clients is not something you do by showing up at cocktail parties and things like this but by building trusted, long-term relationships which emerge into friendships which are based on delivering value, which are based on great integrity and trust and sharing both good news and bad news and values like that which are basic and kind of timeless. We all believe in that and going forward we will make significant investments in improving the way that we do our sales and marketing. I already talked about some of these and we will as we further elaborate our strategy, talk in more detail about that including looking at our compensation structures, looking at how we build and manage pipelines, how we engage with clients and so forth and then we will apply to both on the sales and marketing side as well as on the delivery and IT system side and operations. So please stay tuned for that. Perhaps over the recent past we slipped on these kinds of engagements and offering these values but I am not focused on that. As you can see from the quarter, we are starting to show results in all these different dimensions. So it is not a fluke in some particular area and we will continue through a very intense focus on improving our operational abilities in all walks of our company. I expect that we will continue to do well.

Mitali Ghosh

Sure, thanks and on the acquisitions, you did mention that will be a key part of strategy as well. Typically what is the thought on assessing optimum size and may be some kind of valuation metrics for inorganic investments?

Vishal Sikka

I think Mitali, the key idea is to not acquire yesterday’s products, services and companies, but to acquire capabilities and skills of tomorrow that help us to grow in the areas that are strategic to us, that accelerate our desire, our aspirations in new areas. So in that sense we want to do that. It is difficult to predict the size and so forth of these as whatever we end up discovering and developing our synergy with. Beyond the technology and the skills, we also want to use the inorganic strategy to get into some underpenetrated but high growth areas as well as in some geographies, where perhaps acquisition of a skill can help us achieve our objective faster.

Mitali Ghosh

Sure, and would there be any kind of maximum size beyond which you would not be comfortable in terms of acquisition?

Vishal Sikka

No.

Mitali Ghosh

And just lastly very quickly Pravin, thanks for the detailed vertical wise commentary. Just a quick question. If you put it altogether in your mind, how would you assess the demand environment overall in terms of deal flow, discretionary versus annuity business, sales cycle and your own win rate versus let us say about 6 months ago?

Pravin Rao

I think the demand environment is fairly stable. Across the board, on one hand we are seeing tremendous pressure on cost cutting particularly on the operational side, but at the same time we are seeing investments back in the digital side, in the areas of infrastructure management, in the areas of digital analytics, big data and so on. The decision cycle though continues to be slightly longer, but when I look back compare with what it was 6 months back, definitely there is much more optimism. We are seeing it much better than what we were seeing 6 months back.

Mitali Ghosh

Okay, thanks, that is very helpful and wish you the best.

Moderator

Thank you. Our next question is from Diviya Nagarajan of UBS. Please go ahead.

Diviya Nagarajan

Thanks for taking my question and a warm welcome to Dr. Sikka. My question was follow-up on what the questions that were asked about reskilling your workforce. What is the timeframe that you are looking at in terms of this reskilling and what are the categories of your workforce in terms of employee experience that you will be targeting first?

Vishal Sikka

The question is about reskilling of the workforce and we are already starting on this. It will take time. We are 165,000 employees but we are already starting on this in a very profound way. We have already started in some areas. For example, we are putting together a class that is going to be available companywide to every Infoscion on Artificial Intelligence that we are putting together in conjunction with some of the leading online AI classes that some of my friends have done over the years. I am myself looking at, hopefully if I can find the time, to do a couple of classes on fundamentals of computer science as well as on some of the key principles of economics and thresholds and on building complex, long-lived systems. We are starting design thinking training in a massive way. We have already done for many of our leaders for example in consulting and our sales leadership. We have already done some design classes together with Stanford University’s d.school. We are putting together a very large scale design thinking training sessions for all Infosys employees at Mysore as well as on our DCs. Some of them in partnership with some of the faculty and professor from the d.school as part of the d.global initiative from Stanford and then so forth. This will help us train tens of thousands of Infosys employees on design thinking over the next few months. So the key is that it is an incremental effort which itself is in a way demonstration of design thinking that we are already starting incrementally, rapidly and iteratively in getting these things going, but overtime you will see us putting together many more of these kinds of examples. It will also include upgrading and investing in our educational infrastructure itself, in doing much better embrace of collaboration and remote teaching and online teaching and things of this nature. We are starting to do all of that.

Diviya Nagarajan

And in terms of the employee profiles that you are starting out with initially, would it be more senior employees, project management level and so is or it would cut across the entire workforce. How are you thinking about that?

Vishal Sikka

It is cutting across the entire workforce. We already started many of our senior management on some of these techniques and reception to that has been incredibly positive. We did a 2-day design session with many of our leadership teams as well as sales leadership and our consulting leadership. This has already happened. Many of our trainers have already gone through designed thinking training etc. We have already redone many of our foundation classes especially the ones dealing with computer science and are starting in October, we are starting the new class in Artificial Intelligence. So this is all happening. It will not be one size fits all. Different nature of employees and different segments and so forth will have different kinds of reskilling targeted towards them. But again I want to make it clear that even though we are starting this and we are very serious about it, just given the scale, the nature and the inherent latency in this process, this is something that is going to take a long time to accomplish.

Diviya Nagarajan

Got that. And I understand it will take a few quarters for us to get details on investments, but how are you thinking about investments? When you say investments, are you talking about people investments, are you talking about balance sheet leverage, how should we think about it going forward?

Vishal Sikka

Yes. All of the above.

Diviya Nagarajan

Got it. And one last question to Rajiv. We are way above the 24% that we started out with in terms of margin target and we are now at 26% plus. How do we read your margin target range of 24%-25% from here on? Does it mean that the investments will accelerate going forward or is it possible that you continue to operate at a slightly higher range than what you expect to as of now?

Rajiv Bansal

In fact in my opening remarks, I did touch upon my outlook on the margins. Yes, it is true that our margins have expanded by 100 basis points in spite of having made investments in the business which is so badly required right now. But the Q3 and Q4 are soft quarters for us. You would see the utilization is already at all-time high. The onsite-offshore mix is at 28.7% which is all time low. I think given where we are and the need for making investments, I would be more comfortable with the margin band of about 25% plus minus 1%. It could vary quarter-on-quarter depending on the opportunities to make the investment, the right timing of making the investments, but I think for this year I think 25% plus minus 1% would be the right margin target. As Vishal said, once we start detailing out the strategy and working on the execution part of it, we would probably be able to give a much better idea about the margins going forward in April sometime.

Diviya Nagarajan

Thanks and all the best.

Rajiv Bansal

Thank you so much.

Moderator

Thank you. Our next question is from Pankaj Kapoor of Standard Chartered. Please go ahead.

Pankaj Kapoor

Thanks and good set of numbers, congratulations for that. Vishal, many of the changes that you have highlighted like the usage of Artificial Intelligence. These are basically quite structural in nature and hence my sense would be that they will reflect in numbers and in terms of how we adopt only over a period of time. At the same time, you also have maintained that the 2-year timeline for meeting the industry growth rate that Mr. Murthy had setup we are broadly sticking to that. This I presume will imply gaining market share from competitors in the traditional services. So can you elaborate on how we plan to go about achieving this please? That is my first question.

Vishal Sikka

Thank you Pankaj. I think the key is to see that the renewal applies to everything that we do, to every service that we have today. It is not that some services are old and some are new and some will be untouched and others not. My sense of it is that renewal of these services will take multiple forms. One is with the embrace of Artificial Intelligence, automation and so forth; the other is through a deep focus on business value, on business outcomes, on process improvements, on innovation and so forth and the other one is on operational improvements in the way that these are delivered, our internal ways of getting these things done, the systems and landscape that support these and even the business models are on them and so forth. So a combination of those has to be done on each of these services that we have today. So if you look at a horizon of the two to three years or longer going forward, the thing to see is that the renewal of these services will incrementally happen and as a result of that we will see more and more value that we can offer or differentiated value that we can offer to our clients and that starts to show up in the results incrementally, as well as the training of the workforce to better support that on large scales. And then we will complement this with the new kinds of offerings. For example, we have already started approximately 10 POCs with our clients on this big data work that I was talking about and we have already started to engage with startup companies. We have already started to engage with some clients on doing design thinking workshops with clients. That also starts incrementally and overtime picks up scale as we grow forward. I do not see that something as a zero-sum thing which comes at the expense of someone else and so forth but rather much more as an increase in our own capability and our ability to offer value to our clients.

Pankaj Kapoor

I think one of the underlying impact of this would be that there will be much more non-linearity because of the usage of automation and intelligence in other such kind of tools. So does it mean that from now to may be over the next two to three years, it will be more prudent to look at the gains in our per employee productivity as a true indicator of how we are working or how we are achieving success on these initiatives, rather than the industry growth come or our overall revenue growth ?

Vishal Sikka

Pankaj, I expect that per employee productivity will be one of these metrics. It is too early to tell what the key metrics and indicators will be for these. I for sure will expect that will be one of them. There will be others and we will articulate these as we do more going forward. In some of these cases, it will also be a good time, a good opportunity to evolve the business model and how we offer that. In terms of the non-linearity and so forth, I think that longer term we see that the embrace of these technologies on automation and so forth helps. We are a services company and we are deeply committed to the human revolution around services and we see that these technologies on automation will help amplify the ability of people to do more. As I mentioned earlier, Prof. Mashelkar’s quote “Being able to do more with less for more”. But how that will take shape and what the breakdown of that will be, I think this will take some time to deliver, to measure. I think one key thing that perhaps I would look for is “are we showing incremental progress on these” and I think that will be a good measure in the early days.

Pankaj Kapoor

Sure, thank you and all the best sir.

Moderator

Thank you. Our next question is from Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

Thanks for the opportunity. Vishal, you earlier mentioned about bridging the gap vs. peers would not be possible by following yesterday’s practice. Sir my question is that while you are trying to fire growth through innovation, how would you handle the bleed on the bread and butter business as competition remains intense on a downward spiral?

Vishal Sikka

My sense is that the renewal of the existing businesses, our improving incrementally and augmenting our existing businesses with our new capabilities but also just the renewal of the existing business itself, will end up helping us significantly. If you look at BPO for example, this is one area that we have not been growing as much as we would like. But I see this as an area for where I have great hope for growth. By focusing on delivering great value to our clients in process improvements, in improving the efficiency of the staff that is there, as well as in embracing AI technologies for example voice processing or natural language processing technologies, for automating many of the steps, making them more exception oriented and so forth, that we can achieve such efficiencies. In some cases we will be able to transform the business models also around these, to be able to leverage or extract value from that additional improvement that has been achieved and so forth. So it is not so much that there will be some old services that continue to go as is and therefore we are not competitive in those or something like that. But it is rather about achieving an improvement in each dimension of what we are working on.

Nitin Mohta

And if I can ask the second one on client mining that has been one area where investors have been worried in the past. So for the limited period that you have been here, what are the changes that you have already implemented on the sales engine to drive deeper penetration with existing clients?

Vishal Sikka

Yes, I think with regards to client mining, this is an area that I think we can for sure do better. This is one of the areas of focus for us in the sales and marketing area and achieving better operational excellence in there. We have seen in this quarter already some encouraging signs of good results where we have been able to grow in large number of cases, our existing relationships as well as of course create completely new ones. So you should see us do much more in this area as we go forward in improving operationally and achieving much better excellence in how we run our sales and marketing organization.

Nitin Mohta

Thank you and we look forward to your leadership.

 Moderator

Thank you. Our next question is from Surendra Goyal of Citigroup. Please go ahead.

Surendra Goyal

Vishal, welcome and thanks for your thoughts. So couple of questions. Firstly you said that your initial thoughts are that medium-term growth for Infosys could be 15%-18%. So I am sure you would have thought of that in the context of the industry growth. Could you share any thoughts about what do you think that the medium-term industry growth outlook could be?

Vishal Sikka

I think you misunderstood or this is not what I meant. What I meant was that any next generation services company could expect over a long term 15%-18% growth and 25%-28% margin. I believe that we can be such a company. I believe that overtime, we could get into those kinds of numbers. But as I said very clearly it is too early to tell and it will take us more time. By the April timeframe, you should expect us to articulate more precisely what kinds of numbers are we looking at both in terms of our investments and allocation and so forth as well as in terms of growth. Having said that, a large scale services company that is able to offer renewed existing services like infrastructure management, BPO and application development and so forth and augment that with new kinds of services in new areas, could achieve this kind of a growth and margin number and our whole endeavor is to get to that.

Surendra Goyal

Sure, thanks. And my second question is could you share your thoughts on the medium term impact of cloud on the IT services spending? Thanks.

Vishal Sikka

I think that the cloud computing model and a great expansion of this model is inevitable. The opportunity for cloud-based delivery of computing, communication and storage and so forth, has its inherent advantages of scale, of marginal cost improvement and so forth. In many industries, there is of course continued need for excellence in IT infrastructure in-house such as in banking and telco. But overtime we do see a massive growth in cloud computing and that has a significant impact on not only the design of cloud itself and large scale data centers, but also in design more locally in racks and in individual computing units and servers and you see that big shift happening in the IT infrastructure world around these things. So large scale cloud vendors and cloud providers are able to offer much better efficiency both in terms of power, in terms of the price of computing and so forth as well as in the elastic business models that they are increasingly able to offer. I do see a great growth in that area and a great kind of an economic shift, displacement away from the previous generation model of hardware towards cloud. But again it will take time and there are many industries where there are structural reasons why enterprises have their own landscapes and so on.

Moderator

Thank you. Our next question is from Yogesh Agarwal of HSBC. Please go ahead.

Yogesh Agarwal

Welcome Vishal. Just one question for you. Over the next few quarters, what do you think will be the change in Infosys strategy for the large rebid deals because most of the innovation and renewal of services will start to impact after maybe one or two years but in the near term for the large rebid deals, is there a change in marketing positioning for Infosys?

Vishal Sikka

I think the simple change there is we will continue to get better, we will continue to do more with less for more. Also in rebid deals and that will mean a great focus on operational excellence, a great focus on bringing new technologies and innovation to our work. In one of my client visits with a very large financial services client when Mohit and I were together, the leadership of the bank actually told us that even in areas like verification of QA and testing services, they see and value great innovation such as bringing more automation into QA and verification, bringing more advanced source code analysis techniques and dependency tracking techniques and so forth. The innovation can be brought in and the benefits of the innovation can be brought in to the very existing things that we do and that also include obviously the rebid projects. So our proposition there will simply be to continually get better at doing that.

Moderator

Thank you. Our next question is from Sandeep Shah of CIMB. Please go ahead.

Sandeep Shah

Thanks for the opportunity. Welcome to Dr. Vishal Sikka. Vishal Sikka, I think you articulated the strategy led through innovation for the company going forward. Though we also hear from the peers where they are also looking to invest into emerging technologies but at the same time they are keeping a balance in terms of a growth through innovation led SMAC related digital revenue plus also in terms of the outsourcing business. In 2011 also, Infosys had articulated a kind of a similar strategy consulting-led approach through Infosys 3.0. But at that point in time I think we slipped in terms of maintaining a balance between an outsourcing and the innovation-led revenue growth. How differently you plan to execute going forward that you keep a balanced approach in terms of not missing on the outsourcing side in your journey of another two to three years?

Vishal Sikka

So again I see that in our offerings including in outsourcing whether it is IT or BPO or integrated IT and BPO and so forth, we believe that there is a great opportunity to bring innovation to these and to improve those and we will do that. I do not think that we should see as us continuing to offer the same old stuff. But at the same time again to achieve a massive transformation of these services will take some time. I do not want to dwell on what was done before or 3.0 or 4.0 or 10.0, but the key here is that each of the steps that we have articulated, we are already executing on. This is not something that we are doing which is of an exotic nature that we will get to add some point in the future but in true principles of design thinking, we are already executing on these. We are already starting to build these with lighthouse clients. We are starting to do design projects. We are starting to do this complex big data projects in predictive maintenance and machine learning and things of this nature. The incrementality and the incremental adoption of innovation in our existing work, in our existing services, in our existing clients as well as of course the new things that we are doing and so forth, all together that incremental adoption is something that should be a key sign of a good embrace. It would be easy to put together a great vision for something that we plan to do at some time in the future, but the key here is that we are already doing these things, although on a smaller scale. Achieving a bigger scale on these will take time.

Sandeep Shah

Fair enough. Just second question is in terms of the outsourcing TCV wins for the large deals. I think for the past few quarters we are in the range of $500-700 million. So do you believe that we are in a position that we can break this jinx, we can actually look up rather than maintaining this TCV in the near to medium-term?

Vishal Sikka

Yes, I would think so.

Sandeep Shah

Thanks and all the best.

Moderator

Thank you. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Have a good day.

Moderator

Thank you. Ladies and gentlemen on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.